UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BRIGUS GOLD CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

109490102

(CUSIP Number)

Macquarie Bank Limited

1 Martin Place

Sydney, NSW 2000, Australia

Telephone No. 612-8232-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anthony Lennon

Macquarie Bank Limited

Representative Office

125 W. 55th Street, 22nd Floor

New York, NY 10019

Telephone No. 212-231-2083

Facsimile No. 212-231-2177

November 18th, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons Macquarie Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,626,366 (Deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.

1.	Names of Reporting Persons Macquarie Bank Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,626,366

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 12,626,366

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,626,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person (See Instructions) CO, BK

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (“Common Shares”) and warrants over Common Stock, of Brigus Gold Corporation, formerly known as Apollo Gold Corporation. (“Brigus,” or the “Issuer”), a Yukon Territory, Canadian corporation having its principal executive offices at 1969 Upper Water Street, Suite 2001, Halifax, Nova Scotia, B3J 3R7 Canada.

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Macquarie Bank Limited (“MBL”), an Australian corporation.  MBL is a global provider of banking, financial, advisory, investment and funds management services. MBL has its principal office at 1 Martin Place, Sydney, NSW 2000, Australia.

Macquarie B.H. Pty Limited is the sole voting member of MBL.  Macquarie B.H. Pty Limited is directly and wholly-owned by MGL, which is listed on the Australian Securities Exchange (ASX). MGL is a leading provider of banking, financial, advisory, investment and funds management services. MGL has its principal office at Level 7, 1 Martin Place, Sydney, NSW 2000, Australia.  MGL’s ownership of MBL is through Macquarie B.H. Pty Ltd, its wholly owned subsidiary which has no other business activities other than the ownership of MBL. As a result, the information provided is only for MGL and MBL.

The directors and executive officers of MGL and MBL are set forth on Schedule I attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

During the last five years, none of MGL, MBL or any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In July 2008, MBL participated in a Prospectus Offering of units. On July 23, 2008, MBL acquired, for US$0.50 per unit (Cdn$ 0.50, as of July 23, 2008), 4,000,000 units from the Issuer, each unit comprising of 1 Common Share and half of one warrant each convertible into an equivalent Common Share.  This resulted in MBL holding 4,000,000 Common Shares of Apollo, and 2,000,000 warrants exercisable to purchase 2,000,000 Common Shares at US$0.65 (Cdn$0.65, as of July 23, 2008) per Common Share.

On December 10, 2008, the Issuer entered into a US$15,000,000 bridge loan facility with MBL and another lender.  As part of this facility, MBL made available 50% of the aggregate loan and received 21,307,127 warrants, each warrant entitling MBL to purchase one Common Share at a price of US$0.177 (Cdn$0.221, as of Dec. 10, 2008) per Common Share and exercisable for a four year period ending on December 10, 2012.  The terms of the warrant are contained within the Warrant Certificate dated December10, 2008, issued by Apollo to MBL (“2008 Warrant”).

On February 23, 2009, the Issuer entered into a US$ 70,000,000 project financing facility with MBL and another lender that was used to repay the above-referenced bridge loan facility.  In connection therewith, Macquarie was issued 23,198,336 warrants exercisable for a period of 48 months from closing, each warrant entitling MBL to purchase one Common Share at an exercise price of US$ 0.20 per Common Share (Cdn$ 0.252, as of February 23, 2009).  The terms of the warrant are contained within the Warrant Certificate dated February 20, 2009, issued by Apollo to MBL (“2009 Warrant”).

As part of a transaction involving a business combination between Brigus Gold Corp and Linear Gold Corp, on June 24, 2010, Brigus’s shareholders authorized it to affect a 1-for-4 reverse split of the number of shares of the Company's common stock (the “Reverse Split”).  In connection with the transaction, MBL entered into an agreement (“Lock Up Agreement”) with Brigus and Linear pursuant to which MBL agreed not to, directly or indirectly, sell, assign, transfer, loan, grant security over, grant any warrant, right or option to purchase, make any short sale or otherwise dispose of, or enter into any hedging transactions with respect to the Common Shares in Brigus, or any options or warrants to purchase any Common Shares in Brigus held by MBL before December 31, 2010.

On November 18, 2010 the Lock Up Agreement was terminated effective November 18, 2010.

Item 4.	Purpose of Transaction

MBL intends to hold the Common Shares, including the warrants and Common Shares issuable upon exercise thereof, solely for investment purposes.

MBL currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, MBL reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, MBL reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which MBL and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer

(a), (b)    See the information set forth on the cover page hereof.

(c)           MBL has not effected any transaction in the Common Shares during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement between MBL and MGL (incorporated by reference to Schedule 13D filed by MBL on September 16, 2010).

Exhibit B	Lock Up Agreement dated March 18, 2010, among MBL, Apollo and Linear (incorporated by reference to Schedule 13D filed by MBL on May 11, 2010).

Exhibit C	2008 Warrant dated December 10, 2008, issued by Apollo to MBL (incorporated by reference to Schedule 13D filed by MBL on May 11, 2010).

Exhibit D	2009 Warrant dated February 20, 2009, issued by Apollo to MBL (incorporated by reference to Schedule 13D filed by MBL on May 11, 2010).

Exhibit E	Letter terminating Lock-up Agreement dated November 18, 2010.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2010

Macquarie Group Limited

/s/ Heidi Mortensen
Name:	Heidi Mortensen
Title:	Attorney-in Fact

/s/ Gus Wong
Name:	Gus Wong
Title:	Attorney-in Fact

Macquarie Bank Limited

/s/ Heidi Mortensen
Name:	Heidi Mortensen
Title:	Attorney-in Fact

/s/ Gus Wong
Name:	Gus Wong
Title:	Attorney-in Fact

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Macquarie Group Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Group Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Board of Directors
David S. Clarke	Non-Executive Voting Director
Nicholas W. Moore	Executive Voting Director
Michael J. Hawker	Non-Executive Voting Director

Peter M. Kirby	Non-Executive Voting Director
Catherine B. Livingstone	Non-Executive Voting Director
H. Kevin McCann	Non-Executive Voting Director
John R. Niland	Non-Executive Voting Director
Helen M. Nugent	Non-Executive Voting Director
Peter H. Warne	Non-Executive Voting Director

Executive Committee Members
Nicholas Moore (Chairman)	Managing Director and Chief Executive Officer of MGL
Richard Sheppard	Deputy Managing Director of MGL / Managing Director and Chief Executive Officer of MBL
Greg Ward	Chief Financial Officer — Head of Corporate Affairs Group
Andrew Downe	Head of Fixed Income, Currencies and Commodities
Peter Maher	Head of Banking and Financial Services Group	New Zealand
Michael Carapiet	Executive Chairman of Macquarie Capital and Macquarie Securities Group
Roy Laidlaw	Head of Macquarie Securities Group and Macquarie Capital
Shemara Wikramanayake	Head of Macquarie Funds Group
Stephen Allen	Head of Risk Management Group
Garry Farrell	Head of Corporate Asset and Finance Group
Tim Bishop	US Country Head, CEO of Macquarie Capital (USA)
Stevan Vrcelj	Head of Cash Equities, Macquarie Securities Group

Macquarie Bank Limited

The name and present principal occupation of each of the directors (Board Members) and officers (Executive Committee Members) of Macquarie Bank Limited are set forth below. Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Name	Principal Occupation	Country of citizenship (if not Australia)
Board of Directors
David S. Clarke	Non-Executive Voting Director
W. Richard Sheppard	Executive Voting Director
Nicholas W. Moore	Executive Voting Director
Michael J. Hawker	Non-Executive Voting Director
Peter M. Kirby	Non-Executive Voting Director
Catherine B. Livingstone	Non-Executive Voting Director
H. Kevin McCann	Non-Executive Voting Director
John R. Niland	Non-Executive Voting Director
Helen M. Nugent	Non-Executive Voting Director
Peter H. Warne	Non-Executive Voting Director

Executive Committee Members
Richard Sheppard (Chairman)	Managing Director and Chief Executive Officer of MBL
Nicholas Moore	Managing Director and Chief Executive Officer of MGL
Greg Ward	Chief Financial Officer — Head of Corporate Affairs Group
Andrew Downe	Head of Fixed Income, Currencies and Commodities
Peter Maher	Head of Banking and Financial Services Group	New Zealand
Roy Laidlaw	Head of Macquarie Securities Group
Shemara Wikramanayake	Head of Macquarie Funds Group
Stephen Allen	Head of Risk Management Group
Garry Farrell	Head of Corporate Asset and Finance Group
Stevan Vrcelj	Head of Cash Equities, Macquarie Securities Group